14042058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section RECEIVED DEC 09 2014 Washington DC

SEC FILE NUMBER
8-~~07-005049-C~~

156665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08-01-2013 (MM/DD/YY) AND ENDING 07-31-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 Broad Street
(No. and Street)

Chattanooga	TN	37402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen C. Brown — 423-267-3776 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tg 12/10/14

12/11/14

OATH OR AFFIRMATION

I, Allen C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Associates, Inc., as of July 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIBYL R. RECTOR STATE OF TENNESSEE NOTARY PUBLIC

12/8/14

Signature

President

Title

Notary Public My commission expires 2-3-15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXEMPTION REPORT

Brown Associates, Inc. ("Broker-Dealer") claims an exemption to SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) ("identified exemption provision").

To its best knowledge and belief, the Broker-Dealer has met the identified exemption provision throughout the most recent fiscal year without exception.

Authorized Signature

President

Title

12/8/14

Date

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2014

BROWN ASSOCIATES, INC.

INDEX TO REPORT

JULY 31, 2014

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brown Associates, Inc.

We have audited the accompanying financial statements of Brown Associates, Inc. (the "Company") (a Tennessee corporation), which comprise the statement of financial condition as of July 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of July 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee

September 29, 2014

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	161,228
Deposits with clearing organizations		10,000
Receivable from clearing organizations		16,635
Securities owned:		
Marketable: at market value		26,722
Office equipment and leasehold improvements, less accumulated depreciation of $52,053		13,132
Deferred taxes		116,821
Stockholder note receivable		110,000
Related party note receivable		10,640
Investment in partnership		5,000
Other assets		11,738
Total assets	$	481,916

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	11,289
Total liabilities		11,289
STOCKHOLDERS' EQUITY		
Common stock, no par value, $2 stated value, authorized 1,000 shares, issued 500 shares		1,000
Retained earnings		469,627
Total stockholders' equity		470,627
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	481,916

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JULY 31, 2014

REVENUES		
Commissions	$	208,313
Trading gains		3,573
Revenue from sale of investment shares		7,891
Underwriting and selling groups		180,909
Management advisory fees		24,500
Other revenue		74,007
Total revenue		499,193
EXPENSES		
Officer salaries		141,931
Employee compensation and benefits		209,527
Regulatory fees and expenses		13,370
Occupancy		37,527
Impairment of investment		32,500
Other		135,550
Total expenses		570,405
NET LOSS BEFORE INCOME TAXES		(71,212)
Income tax benefit		(37,923)
NET LOSS	$	(33,289)

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2014

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at August 1, 2013	$ 1,000	$ 502,916	$ 503,916
Net loss	-	(33,289)	(33,289)
Balance at July 31, 2014	$ 1,000	$ 469,627	$ 470,627

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2014

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (33,289)
Non cash income/expenses included in net income:	
Depreciation and amortization	5,038
Unrealized gain on marketable securities	(3,573)
Deferred income tax benefit	(37,923)
Impairement losses	32,500
(Increase) decrease in operating assets:	
Receivables from clearing organizations	(2,195)
Other assets	(3,522)
Increase in operating liabilities:	
Accounts payable and accrued liabilities	(282)
Net cash from operating activities	(43,246)
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash loaned to stockholder	(50,000)
Principal payments received on stockholder note receivable	70,000
Principal payments received from related party	15,945
Net cash from financing activities	35,945
NET CHANGE IN CASH	(7,301)
Cash and cash equivalents - beginning of year	168,529
Cash and cash equivalents - end of year	$ 161,228

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. (the "Company") is a Tennessee corporation formed in 1969. The Company provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Marketable Securities

The Company carries investments in marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement.* Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Office equipment	5-7 years
Leasehold improvements	15 years

Investments in Limited Partnerships

Distributions from limited partnerships in excess of the Company's proportionate share of partnership income and permanent declines in the market values of the investments have been recorded as a reduction of the cost of the investments.

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the Federal Deposit Insurance Corporation (FDIC), but may be insured by the Securities Investor Protection Corporation (SIPC). At times these investments may be in excess of SIPC limits.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from unrealized gains and losses on marketable equity securities and the tax benefits attributed to net operating loss carryforwards.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2010.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties and interest levied against the Company during the year.

Recognition of Income

The Company records commissions from life insurance companies as income when received. Commissions from the sale of general securities and registered investments are recorded as income when earned as per terms of the contract.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $1,271 for the year ended July 31, 2014.

NOTE 2 – FAIR VALUE MEASUREMENT

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company had the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All securities were valued using Level 1 inputs. Securities owned consisted of $26,722 in equity securities. There were no securities valued using level 2 or level 3 input valuations.

NOTE 3 – OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$ 59,559
Leasehold improvements	5,626
	65,185
Less accumulated depreciation	(52,053)
Total	$ 13,132

Depreciation expense was $5,038 for the year ended July 31, 2014.

NOTE 4 – OTHER ASSETS

Other assets consist of the following:

Other receivable	$ 9,410
Prepaid expenses	2,328
Total	$ 11,738

NOTE 5– INVESTMENT IMPAIRMENT

Management has determined that the Company's investment in a partnership has been permanently impaired and has been written down from $37,500 to $5,000. This partnership has been inactive for several years and management has determined that the Company's percentage of ownership in the remaining assets is $5,000.

NOTE 6 – INCOME TAXES

Income tax benefit consisted of changes in deferred taxes of $37,923 from the previous year.

The components of the Company's deferred tax assets/liabilities are as follows:

Deferred taxes consist of the following:

Deferred tax assets – state	$ 33,217
Deferred tax assets – federal	85,834
Deferred tax liabilities – state	(460)
Deferred tax liabilities – federal	(1,770)
Net deferred tax assets	$ 116,821

Deferred taxes resulted from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to financial statement purposes as follows:

Net operating federal and state loss carryforwards	$ 99,377
Unrealized loss on investments	7,636
Contribution carryforwards	1,945
Partnership investments	10,093
Other	(2,230)
Net deferred tax assets before valuation allowance	$ 116,821

(Continued)

NOTE 6 – INCOME TAXES (Continued)

The federal and state net operating loss carryforwards will expire as follows:

Year ending Aug 31,	Federal	State
2024	$ -	$ 37,878
2025	-	129,019
2026	-	26,494
2027	-	141,927
2028	-	99,887
2029	-	19,547
2031	31,910	-
2032	139,658	-
2033	90,479	-
2034	17,225	-
Total	$ 279,272	$ 454,752

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown Family L.P. Ed Brown, Jr. is an officer of the Company. Rental expense for the year totaled $18,000.

The President borrowed $110,000 from the Company. The note is payable on demand and accrues interest at 4%.

Garth and Brown Investment Management, LLC is owned by one the stockholders of Brown Associates, Inc. Garth and Brown reimburses Brown Associates, Inc. on an as needed basis for expenses paid on their behalf.

The Company has a loan receivable from an employee for $10,640.

The Company received management advisory fees in the amount of $24,500 for services provided on an estate of a deceased stockholder.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2014, the Company had net capital of $197,998, which was $147,998 in excess of its minimum dollar net capital requirement of $50,000. The Company's net capital ratio was .06 to 1.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTARY INFORMATION

BROWN ASSOCIATES, INC.

SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2014

Net Capital:	
Stockholders' equity allowable for net capital	$ 470,627
Add: Other (deductions) or allowable credits:	
	-
Total capital allowable	470,627
Deductions and/or charges:	
Nonallowable assets:	
Deferred tax asset	116,821
Furniture, equipment, and leasehold improvements, net	13,132
Stockholder note receivable	110,000
Related party note receivable	10,640
Investment in partnership	5,000
Other assets	11,738
	267,331
Net capital before haircuts on securities positions	203,296
Haircuts on securities	
Trading and investment securities:	
Other securities	4,008
Other - Money Market Fund	1,290
	5,298
NET CAPITAL	$ 197,998
AGGREGATE INDEBTEDNESS	$ 11,289
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 753
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 147,998
Excess net capital at 1,000 percent	$ 137,998
Percentage of aggregate indebtedness to net capital	5.70%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of July 31, 2014.

· Certified Public Accountants
· Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
Rodefer Moss & Co, PLLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brown Associates, Inc.

We have reviewed management's statements, included in assertions made in Part 11A of the Company's Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) Brown Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee

September 29, 2014

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Brown Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2014, which were agreed to by Brown Associates, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee

September 29, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended July 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-015665 FINRA JUL 12/30/1970
BROWN ASSOCIATES INC
P O BO 11507
819 BROAD ST
CHATTANOOGA, TN 37401-2507

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sibyl Rector
423-267-3774

2. A. General Assessment (item 2e from page 2) $ 627

B. Less payment made with SIPC-6 filed (exclude interest) (258)
2-25-2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 369

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 369

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 369

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Associates, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of August, 2014.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Aug 1, 2013
and ending July 31, 2014

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 495,291
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	63,683
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Hallmark Dalton, LLC - $138,000 Trail Fees - $909 Summit Park Charlotte, LLC - $42,000 (Deductions in excess of $100,000 require documentation)	180,909
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	244,592
2d. SIPC Net Operating Revenues	$ 250,699
2e. General Assessment @ .0025	$ 627 (to page 1, line 2.A.)